Consent of Qualified Person

Sandra Jean Foster M.Sc. P.Geo
Sandra Jean Foster Consulting Ltd.
130 Begg Cr.
Saskatoon SK Canada
S7H 4N9

Date: November 16, 2010

To: Securities Regulatory Authority
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité de marches financières du Quebec
Nova Scotia Securities Commission

Re: CanAlaska Uranium Ltd. TI43-101Technical Report, dated September 15, 2010

I, Sandra Jean Foster M.Sc. P.Geo, consent to the public filing of the report entitled, Technical Report: Carswell Uranium Project, Western Athabasca Basin, Saskatchewan, Canada dated September 15, 2010 (the Technical Report) on SEDAR and EDGAR as well as the Company's web site, (www.canalaska.com).

I also consent to extracts from the Technical Report referred to in the CanAlaska Press Release dated November 16, 2010, entitled CanAlaska Files 43-101 report for Carswell Project, (the press release).

I confirm I have read the press release and that it fairly and accurately represents the information in the Technical Report and I support the disclosure

Sandra Jean Foster M.Sc. P.Geo